SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)
Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934

Phoenix International Ventures, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

71907L 108
(CUSIP Number)

September 30, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71907L108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Anney Business Corp. Tax ID. – Not applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 687,000 shares of common stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 687,000 shares of common stock

	8.	Shared Dispositive Power 0

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
The Reporting Persons own an aggregate of 687,000 shares consisting of 631,000 shares of common stock and options to purchase 56,000 shares of common stock.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.85% [1]

12.	Type of Reporting Person (See Instructions) CO

 1 Based on 7,756,468 shares of common stock of Phoenix International Ventures, Inc. outstanding as of August 13, 2008.

Item 1.
(a)	Name of Issuer Phoenix International Ventures, Inc.
(b)	Address of Issuer's Principal Executive Offices 42 Carry Way Carson City, NV 89706

Item 2.
(a)	Name of Person Filing Anney Business Corp.
(b)	Address of Principal Business Office or, if none, Residence Rue Arnold Winkelreid 8, Case Postale 1385 1211 Geneve 1, Switzerland
(c)	Citizenship Corporation organized under the laws of the British Virgin Islands
(d)	Title of Class of Securities Common Stock, $0.001 par value
(e)	CUSIP Number Not Applicable

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Anney Business Corp.
(a) Amount benefically owned: 687,000
(b) Percentage of class: 8.85%
(c) Number of shares as to which the person has: 687,000
(i) Sole power to vote or to direct the vote: 687,000
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 687,000

Item 5.	Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 22nd day of October, 2008

ANNEY BUSINESS CORP.

	By:	/s/ Haim Nissensen
Haim Nissensen, President